JWP                                      News Release

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FOR IMMEDIATE RELEASE



Contact:     Alys Reynders
             JWP INC.
             (914) 935-4065



             JWP INC. REACHES AGREEMENT FOR $35 MILLION LINE
            OF CREDIT AND FILES CORPORATE RESTRUCTURING PLAN

            THE COMPANY ALSO ANNOUNCES THAT EDWARD F. KOSNIK,
     CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF JWP INC. PLANS TO RESIGN

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       RYE BROOK, NEW YORK, February 14, 1994 - JWP INC. today announced that to effectuate its previously announced restructuring plan the Company has consented to the entry of an order for relief under Chapter 11 of the U.S. Bankruptcy Code. This filing will convert the involuntary petition filed against JWP on December 21, 1993 by three holders of the Company's 7-3/4% Convertible Subordinated Debentures into a voluntary action. The filing initiates a holding-company-only prearranged bankruptcy proceeding. The obligation and operations of JWP's subsidiaries will be unaffected by the JWP proceeding.

       JWP also announced that it has reached agreement on the terms of a credit facility for $35 million of debtor-in-possession financing with Belmont

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JWP INC. - Page 2                                     February 14, 1994

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Capital Partners II (L.P.).  The general partner of Belmont Capital Partners
II is an affiliate of Fidelity Investments. This credit line will be extended for the earlier of one year or confirmation of JWP's restructuring plan and is subject to court approval and various conditions to draws under the line.

       Commenting on the filing, Edward F. Kosnik, Chairman and Chief Executive Officer of JWP INC. said, "We have worked closely with our lenders to finalize the terms of the restructuring plan, and I am pleased that the plan has proceeded as expected. The restructured JWP will be well positioned for the future."

       This plan contemplates that JWP's creditors will exchange approximately $600 million of holding company claims and debt for approximately $110 million of recourse debt, $50 million of non-recourse debt and 100% of the equity of the Company. All of the new debt except for $40 million of term recourse debt is expected to be paid from proceeds of assets sales. Holders of JWP's subordinated debt, common and preferred stock, and warrants of participation will have no equity in the restructured company, and they will receive no recovery under the plan. The obligations of the Company's operating subsidiaries will not be affected by the plan and all obligations of operating subsidiaries will continue to be paid in the normal course of business.

       JWP has filed its plan of reorganization and disclosure statement with the court. JWP intends to seek court approval of the disclosure statement and confirmation of the plan as expeditiously as possible in order to emerge from Chapte 11 in the second quarter of 1994.

       JWP also announced that Edward Kosnik has decided to resign from his

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JWP INC. - Page 3                                     February 14, 1994

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position as Chief Executive Officer of JWP INC. to pursue other personal and business activities. Mr. Kosnik stated that, "JWP has dramatically narrowed its focus to the mechanical/electrical services business. The Company has resolved the litigation regarding its subsidiary, Jamaica Water Supply Company and entered into letters of intent for the sale of most of its remaining non-core businesses. The filing of the prearranged Chapter 11, which has the support of JWP's principal creditors, is an appropriate time to bring on board a new Chief Executive Officer to lead a reorganized JWP into the future." Mr. Kosnik will continue as Chief Executive Officer for a transition period.
A search for his successor has been undertaken.

       Jeffrey M. Levy, Senior Vice President of JWP INC., was named acting Chief Operating Officer. Mr. Levy had previously been Chairman of JWP's Eastern Region Mechanical/Electrical Services Unit.

       JWP INC. is a worldwide leader in mechanical/electrical construction and maintenance service.

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